# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TKO Group Holdings, Inc., CIK 0001973266
CUSIP: 87256C101
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 06/03/2025
Filed by CIK 0001868089
Persons authorized to receive notices and communications: Justin G. Hamill, Esq., c/o Silver Lake 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Hui Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Jessica Asrat, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Silver Lake West VoteCo, L.L.C. (CIK 0001868089): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 122,142,162; sole dispositive power 0; shared dispositive power 122,142,162; aggregate amount beneficially owned 122,142,162 (61.7% of the class)
- Egon Durban: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 122,142,162; sole dispositive power 0; shared dispositive power 122,142,162; aggregate amount beneficially owned 122,142,162 (61.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.00001 per share
Name of issuer: TKO Group Holdings, Inc.
Address of issuer's principal executive offices: 200 FIFTH AVE, NEW YORK, New York (NY), 10010
Comment: This Amendment No. 5 ("Amendment No. 5") is being filed by Silver Lake West VoteCo, L.L.C. and Egon Durban (collectively, the "Reporting Persons"), and amends the Schedule 13D initially filed relating to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock") of TKO Group Holdings, Inc., a Delaware corporation (the "Issuer") on February 6, 2025, as amended by Amendment No. 1 filed on February 18, 2025, as amended by Amendment No. 2 filed on February 28, 2025, as amended by Amendment No. 3 filed on March 12, 2025, as amended by Amendment No. 4 filed on March 26, 2025 (as amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 3, 2025, EOC entered into an agreement to purchase 1,579,080 shares of Class A Common Stock from Vincent K. McMahon in a private transaction at a per share price of $158.32 for aggregate consideration of approximately $250 million. The transaction closed on June 4, 2025. EOC used available working capital to fund the purchases.

The securities reported in this Schedule 13D are held solely by subsidiaries of EGH. Investment funds managed by Silver Lake do not directly hold any equity securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 122,142,162 shares of the Issuer's Class A Common Stock or 61.7% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act, consisting of (i) 4,158,517 shares of Class A Common Stock held by EOC, (ii) 2,155,188 TKO OpCo Units and an equal number of shares of Class B Common Stock held by EOC Borrower, LLC, (iii) 83,074,858 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January HoldCo, (iv) 6,542,033 TKO OpCo Units and an equal number of shares of Class B Common Stock held by January Sub, (v) 24,386,536 TKO OpCo Units and an equal number of shares of Class B Common Stock held by IMG Worldwide and (vi) 1,825,030 shares of Class A Common Stock held by WME.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date hereof, based upon 81,747,465 shares of Class A Common Stock outstanding as of April 30, 2025 based on information disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2025 and assumes the redemption of all TKO OpCo Units which may be deemed beneficially owned by the Reporting Persons into Class A Common Stock.

The TKO OpCo Units are redeemable by the holders for, at the election of the Issuer, (i) newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events, or (ii) subject to certain conditions, an equivalent amount of cash. Upon the redemption of any TKO OpCo Units, a number of shares of Class B Common Stock equal to the number of TKO OpCo Units that are redeemed will be cancelled by the Issuer for no consideration. Shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits:

Exhibit Number Description

K. Power of Attorney granted by Egon Durban dated June 2, 2025

## Signatures
- Silver Lake West VoteCo, L.L.C.: /s/ Justin G. Hamill, Justin G. Hamill, Attorney-in-fact for Egon Durban, Managing Member of Silver Lake West VoteCo, L.L.C. (06/04/2025)
- Egon Durban: /s/ Justin G. Hamill, Justin G. Hamill, Attorney-in-fact for Egon Durban (06/04/2025)